UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

Malachite Innovations, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92849B107

(CUSIP Number)

Howard Groedel, 1660 West 2nd Street, Suite 1100, Cleveland, OH 44113 216.583.7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92849B107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Joseph E. LoConti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,256,584

	8.	Shared Voting Power 19,463,813

	9.	Sole Dispositive Power 7,256,584

	10.	Shared Dispositive Power 19,463,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,720,397

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions)

IN

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Schedule 13D/A

Item 1. Security and Issuer.

This Amendment No. 3 (“Third Amendment”) amends the Reporting Person’s initial Schedule 13D filed on November 1, 2018 (“Schedule 13D”), Schedule 13D/A filed on February 7, 2019, and Schedule 13D/A filed on April 2, 2019, with respect to the shares of the Common Stock, par value $0.001 per share (“Common Stock”), of Malachite Innovations, Inc. fka Vitality Biopharma, Inc. (the “Company”). Capitalized terms used but not otherwise defined in this Third Amendment have the meanings ascribed to such terms in the Schedule 13D. The purpose of this Third Amendment is to report a change in the number of shares of the Common Stock of the Company beneficially owned by the Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

The additional shares of Common Stock beneficially owned by the Reporting Person reflected on this Third Amendment were acquired by Tower IV LLC, an Ohio limited liability company (“Tower IV”), in a privately-negotiated transaction with the Company pursuant to a Securities Purchase Agreement between the Company and Tower IV, dated as of May 10, 2022, in exchange for $1.0 Million. The funds used in making this purchase came from Tower IV’s working capital. Mr. LoConti is the sole manager of Tower IV.

Item 5. Interest in Securities of the Issuer.

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Mr. LoConti has the sole power to vote and dispose of 7,256,584 shares of the Common Stock of the Company representing approximately 10.1% of the total number of shares of Common Stock of the Company outstanding as of the date of this Third Amendment.

(b) Mr. LoConti and Tower IV have the shared power to vote and dispose of 19,463,813 shares of the Common Stock of the Company, 6,666,667 of which are represented by options that are immediately exercisable, representing approximately 27.2% of the total number of shares of Common Stock of the Company outstanding as of the date of this Third Amendment.

(c) Tower IV acquired 6,666,667 shares of Common Stock of the Company and options to acquire an additional 6,666,667 shares of Common Stock from the Company in a privately-negotiated transaction pursuant to a Securities Purchase Agreement entered into between Tower IV and the Company, dated May 10, 2022. The consideration paid by Tower IV for the shares of Common Stock and options acquired pursuant to the Securities Purchase Agreement was $1.0 Million, or $0.15 per share of Common Stock acquired.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by the Reporting Person.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2022
/s/ Joseph E. LoConti
Joseph E. LoConti

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